Exhibit 8.1

Subsidiaries of the Registrant at March 31, 2014

Company Name in English	Jurisdiction of Incorporation

Konami Digital Entertainment Co., Ltd.	Japan

Konami Sports Life & Co., Ltd.	Japan

KPE, Inc.	Japan

TAKASAGO ELECTRIC INDUSTRY CO., LTD.	Japan

KPE • TAKASAGO Sales Co., Ltd.	Japan

Konami Real Estate, Inc.	Japan

Konami Manufacturing & Service, Inc.	Japan

THE CLUB AT YEBISU GARDEN CO., LTD.	Japan

Internet Revolution Inc.	Japan

KME Co., Ltd.	Japan

Konami Facility Service, Inc.	Japan

Konami Digital Entertainment, Inc.	U.S.A

Konami Gaming, Inc.	U.S.A

Konami Corporation of America	U.S.A

Konami Digital Entertainment Orange County Development Studio, Inc.	U.S.A

4K Media Inc.	U.S.A

Konami Digital Entertainment B.V.	U.K.

Konami Digital Entertainment Limited	China

Konami Software Shanghai, Inc.	China

Konami Digital Entertainment Pte. Ltd.	Singapore

Konami Digital Entertainment Co.	South Korea

Konami Australia Pty Ltd.	Australia

Konami Gaming (Australia) Pty Ltd.	Australia